As filed electronically with the Securities and Exchange Commission on January 13, 2025

Registration No. 333-281990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No. ☒ Post-Effective Amendment No. 1

TORTOISE ENERGY INFRASTRUCTURE CORPORATION

(Exact Name of Registrant as Specified in Charter)

5901 College Boulevard, Suite 400
Overland Park, Kansas 66211

(Address of Principal Executive Offices) (Zip Code)

(913) 981-1020

(Registrant’s Area Code and Telephone Number)

Matthew G.P. Sallee

Diane Bono

5901 College Boulevard, Suite 400
Overland Park, Kansas 66211

(Name and Address of Agent for Service)

With copies to:

Deborah Bielicke Eades

Vedder Price P.C.

222 N. LaSalle Street

Chicago, Illinois 60601

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on November 5, 2024, pursuant to Rule 424 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-281990), are incorporated herein by reference.

This amendment is being filed for the sole purpose of adding to Part C of the Registration Statement the executed tax opinion of Vedder Price P.C., supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.

PART C: OTHER INFORMATION

ITEM 15: INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Registrant’s charter authorizes it, to the maximum extent permitted by Maryland law and the Investment Company Act of 1940, as amended (the “1940 Act”), to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s Bylaws obligate it, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and Bylaws also permit the Registrant to indemnify and advance expenses to any person who served as a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The provisions set forth above apply insofar as they are consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its stockholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“1933 Act”), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16: EXHIBITS

The following exhibits are filed herewith as part of this Registration Statement, incorporated herein by reference or to be filed by pre-effective amendment.

(1)	(a)	Articles of Amendment and Restatement dated February 25, 2004. (1)

(b)	Articles of Amendment dated November 30, 2012. (10)

(2)	Third Amended and Restated By-Laws of the Registrant dated December 20, 2023.(29)

(3)	Not applicable.

(4)	Form of Agreement and Plan of Merger is filed as Appendix A to the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement.

(5)	(a)	Form of Common Share Certificate.(5)

(b)	Form of Preferred Stock Certificate. (6)

(c)	Form of Note.(5)

(d)	Form of Fitch Rating Guidelines.(13)

(6)	(a)	Investment Management Agreement with Tortoise Capital Advisors, L.L.C.(22)

(b)	Fee Waiver Agreement.(9)

(c)	First Amendment to Fee Waiver Agreement.(22)

(7)	(a)	Form of Underwriting Agreement relating to Common Stock.(5)

(b)	Form of Underwriting Agreement relating to Notes. (5)

(c)	Form of Purchase Agreement for Direct Placement of Common Stock. (6)

(d)	Form of Placement Agency Agreement for Direct Placement of Common Stock. (6)

(e)	Controlled Equity Offering Sales Agreement dated April 23, 2012. (9)

(f)	First Amendment to Controlled Equity Offering Sales Agreement dated November 27, 2013.(12)

(g)	Second Amendment to Controlled Equity Offering Sales Agreement dated October 1, 2015.(15)

(h)	Third Amendment to Controlled Equity Offering Sales Agreement dated October 16, 2015.(16)

(i)	Fourth Amendment to Controlled Equity Offering Sales Agreement dated May 19, 2016.(18)

(j)	Fifth Amendment to Controlled Equity Offering Sales Agreement dated December 12, 2017.(21)

(k)	Sixth Amendment to Controlled Equity Offering Sales Agreement dated April 27, 2018.(24)

(8)	Not applicable.

(9)	(a)	Custody Agreement.(8)

(b)	First Amendment to Custody Agreement.(8)

(c)	Second Amendment to Custody Agreement.(20)

(10)	Not applicable.

(11)	Opinion and Consent of Venable LLP (30)

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed regarding the Merger in the Joint Proxy Statement/Prospectus. (*)

(13)	(a)	Stock Transfer Agency Agreement.(2)

(b)	Fee and Service Schedule to Stock Transfer Agency Agreement.(13)

(c)	First Addendum to Stock Transfer Agency Agreement. (13)

(d)	Fund Administration Servicing Agreement. (2)

(e)	First Amendment to Fund Administration Servicing Agreement.(7)

(f)	Second Amendment to Fund Administration Servicing Agreement.(8)

(g)	Fund Accounting Servicing Agreement.(7)

(h)	First Amendment to Fund Accounting Servicing Agreement.(8)

(i)	DTC Representation Letter relating to Preferred Stock and Notes.(3)

(j)	Amended and Restated Credit Agreement with U.S. Bank.(13)

(k)	First Amendment to U.S. Bank Credit Agreement.(13)

(l)	Second Amendment to U.S. Bank Credit Agreement.(14)

(m)	Third Amendment to U.S. Bank Credit Agreement.(20)

(n)	Fourth Amendment to U.S. Bank Credit Agreement.(26)

(o)	Fifth Amendment to U.S. Bank Credit Agreement.(26)

(p)	Sixth Amendment to Amended and Restated Credit Agreement. (27)

(q)	Seventh Amendment to Amended and restated Credit Agreement. (28)

(r)	Credit Agreement with Bank of Nova Scotia. (13)

(s)	First Amendment to Bank of Nova Scotia Credit Agreement. (13)

(t)	Second Amendment to Bank of Nova Scotia Credit Agreement. (19)

(u)	Third Amendment to Bank of Nova Scotia Credit Agreement. (25)

(v)	Fourth Amendment to Bank of Nova Scotia Credit Agreement. (25)

(w)	Second Amended and Restated Credit Agreement with U.S. Bank National Association (28)

(x)	Note Purchase Agreement dated September 27, 2013. (11)

(y)	Note Purchase Agreement dated November 23, 2013. (25)

(z)	Assumption Agreement dated June 23, 2014. (13)

(aa)	Note Purchase and Private Shelf Agreement dated December 18, 2014. (13)

(bb)	Note Purchase Agreement dated April 2, 2015. (13)

(cc)	Confirmation of Acceptance dated April 9, 2015. (13)

(dd)	Confirmation of Acceptance dated September 25, 2017. (22)

(14)	Consent of Independent Registered Public Accounting Firm.(31)

(15)	Not applicable.

(16)	Not applicable.

(17)	Forms of Proxy Card.(31)

(*)	Filed herewith.

(1)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on January 30, 2004 (File Nos. 333-110143 and 811-21462).

(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on June 28, 2004 (File Nos. 333-114545 and 811-21462).

(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on April 1, 2005 (File Nos. 333-122350 and 811-21462).

(4)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on March 6, 2007 (File Nos. 333-140457 and 811-21462).

(5)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on September 14, 2007 (File Nos. 333-146095 and 811-21462).

(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on January 25, 2008 (File Nos. 333-146095 and 811-21462).

(7)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on February 12, 2008 (File Nos. 333-146095 and 811-21462).

(8)	Incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on March 1, 2011 (File Nos. 333-165006 and 811-21462).

(9)	Incorporated by reference to Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2, filed on April 23, 2012 (File Nos. 333-165006 and 811-21462).

(10)	Incorporated by reference to Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-2, filed on December 4, 2012 (File Nos. 333-165006 and 811-21462).

(11)	Incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-2, filed on October 30, 2013 (File Nos. 333-165006 and 811-21462).

(12)	Incorporated by reference to Post-Effective Amendment No. 15 to Registrant’s Registration Statement on Form N-2, filed on November 27, 2013 (File Nos. 333-165006 and 811-21462).

(13)	Incorporated by reference to Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-2, filed on April 27, 2015 (File Nos. 333-165006 and 811-21462).

(14)	Incorporated by reference to Post-Effective Amendment No. 19 to Registrant’s Registration Statement on Form N-2, filed on August 3, 2015 (File Nos. 333-165006 and 811-21462).

(15)	Incorporated by reference to Post-Effective Amendment No. 21 to Registrant’s Registration Statement on Form N-2, filed on October 1, 2015 (File Nos. 333-165006 and 811-21462).

(16)	Incorporated by reference to Post-Effective Amendment No. 23 to Registrant’s Registration Statement on Form N-2, filed on December 18, 2015 (File Nos. 333-165006 and 811-21462).

(17)	Incorporated by reference to Registrant’s Registration Statement on Form N-2, filed on March 4, 2016 (File Nos. 333-209946 and 811-21462).

(18)	Incorporated by reference to the Post-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on May 19, 2016 (File Nos. 333-209946 and 811-21462).

(19)	Incorporated by reference to the Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, filed on November 10, 2016 (File Nos. 333-209946 and 811-21462).

(20)	Incorporated by reference to the Post-Effective Amendment No. 6 to Registrant’s Registration Statement on Form N-2, filed on August 22, 2017 (File Nos. 333-209946 and 811-21462).

(21)	Incorporated by reference to the Post-Effective Amendment No. 7 to Registrant’s Registration Statement on Form N-2, filed on December 12, 2017 (File Nos. 333-209946 and 811-21462).

(22)	Incorporated by reference to the Post-Effective Amendment No. 8 to Registrant’s Registration Statement on Form N-2, filed on March 2, 2018 (File Nos. 333-209946 and 811-21462).

(23)	Incorporated by reference to the Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-2, filed on April 18, 2018 (File Nos. 333-209946 and 811-21462).

(24)	Incorporated by reference to the Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-2, filed on April 27, 2018 (File Nos. 333-209946 and 811-21462).

(25)	Incorporated by reference to Registration Statement on Form N-2, filed on April 9, 2019 (File Nos. 333-230789 and 811-21462).

(26)	Incorporated by reference to the Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2, filed on June 26, 2019 (File Nos. 333-230789 and 811-21462).

(27)	Incorporated by reference to the Registrant’s SC TO-I, filed on October 2, 2022 (File No. 005-85247).

(28)	Incorporated by reference to the Registrant’s SC TO-I, filed on October 2, 2023 (File No. 005-85247).

(29)	Incorporated by reference to the Registrant’s 8-K, filed on December 20, 2023 (File No. 811-21462).

(30)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14, filed on October 21, 2024 (File No. 333-281990).

(31)	Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14, filed on November 4, 2024 (File No. 333-281990).

ITEM 17: UNDERTAKINGS

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the city of Overland Park and state of Kansas, on the 13th day of January, 2025.

Tortoise ENERGY INFRASTRUCTURE CORPORATION

By:	/s/ Matthew G.P. Sallee
Matthew G.P. Sallee, Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacity and on the date indicated:

Signature	Title	Date

/s/ Matthew G.P. Sallee	Chief Executive Officer	January 13, 2025
Matthew G.P. Sallee

/s/ Sean Wickliffe	Principal Financial Officer and Treasurer	January 13, 2025
Sean Wickliffe

/s/ Conrad S. Ciccotello	Director	January 13, 2025
Conrad S. Ciccotello

/s/ Rand C. Berney	Director	January 13, 2025
Rand C. Berney

/s/ Alexandra A. Herger	Director	January 13, 2025
Alexandra A. Herger

/s/ Tom Florence	Director	January 13, 2025
Tom Florence

EXHIBIT INDEX

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters discussed regarding the Merger in the Joint Proxy Statement/Prospectus.